OMB APPROVAL

                                    OMB Number:                    3235-0287
                                    Expires:                February 1, 1994
                                    Estimated average burden
                                    hours per response. . . . . . . . .  0.5

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
FORM 4
/  /  Check this box if no longer
      subject to Section 16.  Form 4
      or Form 5 obligations may
      continue.  See Instruction 1(b)

            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f)
                    of the Investment Company Act of 1940


1.  Name and Address of Reporting Person
    The Warnaco Group, Inc.
    (Last)                 (First)              (Middle)
    90 Park Avenue
    (Street)
    New York,             New York                 10016
    (City)                 (State)                 (Zip)


2.  Issuer Name and Ticker of Trading Symbol
    Designer Holdings Ltd. (DSH)


3.  IRS or Social Security Number of Reporting Person
    (Voluntary)
    95-4032739


4.  Statement for Month/Year
    10/97


5.  If Amendment, Date of Original (Month/Year)
    9/97


6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

          Director                        X   10% Owner
    -----                               -----
          Officer (give title above)          Other (specify below)
    -----                               -----


    Page 1 of 4
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security (Instr.3)
    Common Stock, par value $.01 per share

2.  Transaction Date (Month/Day/Year)
    10/14/97

3.  Transaction Code (Instr. 8)
    Code J
    V

4.  Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4 and 5)

    Amount     - See attachment A

    (A) or (D) - See attachment A

    Price      - See attachment A

5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)
    16,483,868 shares

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
    D

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                 (Print or Type Responses)                       (Over)
                                                         SEC 1474 3/91)

           Table II -- Derivative Securities Acquired,
                       Disposed of or Beneficially Owned
                       (e.g., puts, calls, warrants, options,
                       convertible securities)

1.  Title of Derivative Security (Instr. 3)


2.  Conversion or Exercise Price of Derivative Security


3.  Transaction Date (Month/Day/Year)


4.  Transaction Code (Instr. 8)
    Code
    V


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)
    (D)


6.  Date Exercisable and Expiration Date
    (Month/Day/Year)

    Date Exercisable
    Expiration Date


7.  Title and Amount of Underlying Securities
    (Instr. 3 and 4)

    Title
    Amount or Number of Shares


8. Price of Derivative Security (Instr. 5)


9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)


10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instr. 4)


11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)

Explanation of Response:

** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


    /s/Stanley P. Silverstein                   October 31, 1997
    -------------------------------             ---------------
 ** Stanley P. Silverstein                           Date
    Vice President, General Counsel
    and Secretary


                            Page 3 of 4


                            ATTACHMENT A TO FORM 4
                            ----------------------


                            Statement
Reporting Person          For Month/Year   Issuer Name and Ticker
----------------          --------------   ----------------------
The Warnaco Group, Inc.        10/97       Designer Holdings Ltd.
90 Park Avenue                                     DSH
New York, NY  10016


4.  Securities Acquired

                 On October 14, 1997, The Warnaco Group, Inc., a Delaware corporation ("Warnaco") acquired and become the record and beneficial owner of 16,483,868 shares (the "Shares") of common stock, par value $0.01 per share, of Designer Holdings Ltd., a Delaware corporation, pursuant to a stock exchange agreement dated as of September 25, 1997 (the "Exchange Agreement"), among Warnaco, New Rio, L.L.C., a Delaware limited liability company ("New Rio"), and the members of New Rio signatory thereto. Warnaco acquired 16,258,494 shares from New Rio and 225,374 shares from Covino Denim Partners, a former member of New Rio (which shares were held by New Rio as of the date of the Exchange Agreement). In exchange for each Share, Warnaco transferred to New Rio and Covino Denim Partners 0.324 of a fully paid and nonassessable share of class A common stock, par value $0.01 per share, of Warnaco (the "Exchange Ratio"). The Exchange Ratio was calculated based on an exchange of each of the Shares for shares of Warnaco having a value of $11.00.




                                  Page 4 of 4